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                                   [Leap logo]




October 14, 2003

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

              RE:   LEAP WIRELESS INTERNATIONAL, INC.
                    REGISTRATION STATEMENT ON FORM S-1 (FILE NO.333-101381) NOTICE OF WITHDRAWAL

Dear Ladies and Gentlemen:

      The undersigned registrant hereby requests withdrawal of the above-referenced Registration Statement, together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on November 21, 2002. The Registration Statement has not been declared effective.

      On April 13, 2003, the registrant and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of California (jointly administered as Case Nos. 03-03470-LA to 03-03535-LA). In connection with its bankruptcy proceedings, registrant has filed a schedule of executory contracts to be rejected which included registrant's agreement containing registration rights provisions relating to shares of common stock issued to MCG PCS, Inc., the selling security holder under the Registration Statement. Rejection of the agreement is subject to confirmation of the registrant's plan of reorganization by the Bankruptcy Court. As a result, the registrant does not intend to cause the Registration Statement to become effective and hereby makes application for withdrawal of the Registration Statement on such grounds.

      If you have any questions regarding this application for withdrawal, please contact Barry M. Clarkson of Latham & Watkins LLP at (858) 523-5406.

                                    Sincerely,

                                    Leap Wireless International, Inc.


                                    /s/ S. Douglas Hutcheson
                                    -------------------------------------------
                                    S. Douglas Hutcheson
                                    Senior Vice President and Chief
                                    Financial Officer


cc:   Robert J. Irving, Leap Wireless International, Inc.
      Barry M. Clarkson, Latham & Watkins LLP